SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                                Baan Company N.V.
                                (Name of Issuer)

                   Common Shares, par value NLG 0.06 per share
                         (Title of Class of Securities)

                                   N08044 10 4
                                 (Cusip Number)

   (Date of Event Which Requires Filing of this Statement: December 31, 1999)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

---------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N08044 10 4                  13G                     Page 2 of 7 Pages

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         (1)      NAME OF REPORTING  PERSONS
                  I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSONS (ENTITIES ONLY)
                  Fletcher Asset Management, Inc.
--------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                                 (a) [   ]
                                                                 (b) [   ]
--------------------------------------------------------------------------
         (3)      SEC USE ONLY
--------------------------------------------------------------------------
         (4)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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NUMBER OF                  (5)      SOLE VOTING POWER
SHARES                              21,085,501
BENEFICIALLY
OWNED BY                   (6)      SHARED VOTING POWER
EACH                                0
REPORTING
PERSON WITH:               (7)      SOLE DISPOSITIVE POWER
                                    21,085,501

                           (8)      SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------
         (9)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON
                           21,085,501
--------------------------------------------------------------------------
         (10)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (9) EXCLUDES CERTAIN SHARES **                [ ]
--------------------------------------------------------------------------
         (11)     PERCENT OF CLASS REPRESENTED
                  BY AMOUNT IN ROW (9)
                           9.08%
--------------------------------------------------------------------------
         (12)     TYPE OF REPORTING PERSON **
                           IA
--------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. N08044 10 4                  13G                     Page 3 of 7 Pages

--------------------------------------------------------------------------
         (1)      NAME OF REPORTING  PERSONS
                  I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSONS (ENTITIES ONLY)
                  Alphonse Fletcher, Jr.
--------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                                   (a) [ ]
                                                                   (b) [  ]
--------------------------------------------------------------------------
         (3)      SEC USE ONLY
--------------------------------------------------------------------------
         (4)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
--------------------------------------------------------------------------
NUMBER OF                  (5)      SOLE VOTING POWER
SHARES                              0
                                    -
BENEFICIALLY               (6)      SHARED VOTING POWER
OWNED BY                            0
                                    -
EACH                       (7)      SOLE DISPOSITIVE POWER
REPORTING                           0
                                    -
PERSON WITH:               (8)      SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------
         (9)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON
                           21,085,501
--------------------------------------------------------------------------
         (10)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (9) EXCLUDES CERTAIN SHARES **                [ ]
--------------------------------------------------------------------------
         (11)     PERCENT OF CLASS REPRESENTED
                  BY AMOUNT IN ROW (9)
                           9.08%
--------------------------------------------------------------------------
         (12)     TYPE OF REPORTING PERSON **
                           HC
--------------------------------------------------------------------------
                           ** SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).        NAME OF ISSUER:
                  Baan Company N.V.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  Baron van Nagellstrant 89, 3770 LK Barneveld, The Netherlands; and 11911 Freedom Drive, Suite 300, Reston, Virginia 20190

ITEM 2(a).        NAMES OF PERSONS FILING:
                  Fletcher Asset Management, Inc. ("FAM") and Alphonse Fletcher, Jr.

ITEM 2(b).        ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
                  22 East 67th Street, New York, New York  10021

ITEM 2(c).        CITIZENSHIP:
                  FAM is a corporation organized under the laws of the State of Delaware. Alphonse Fletcher, Jr. is a citizen of the United States.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:
                  Common Shares, par value NLG 0.06 per share

ITEM 2(e).        CUSIP NUMBER: N08044 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  (a) [ ] Broker or dealer registered under Section 15 of the
                          Act
                  (b) [ ] Bank as defined in Section 3(a)(6) of the Act
                  (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
                  (d) [ ] Investment Company registered under Section 8 of
                          the Investment Company Act
                  (e) [x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
                  (f) [ ] Employee Benefit Plan or Endowment Fund; see
                          Rule 13d-1(b)(1)(ii)(F)
                  (g) [x] Parent Holding Company or control person, in
                          accordance with Rule 13d-1(b)(1)(ii)(G)
                  (h) [ ] Savings Association as defined in Section 3(b) of the
                          Federal Deposit Insurance Act
                  (i) [ ] Church Plan that is excluded from the definition
                          of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
                  (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

ITEM 4.           OWNERSHIP.

                  (a)      Amount beneficially owned: 21,085,501

                  (b)      Percent of class:

                  9.08% (based on the 220,671,146 Common Shares (the "Common Shares") of Baan Company N.V. (the "Company") (i) reported to be outstanding as of December 31, 1999 by the Company and (ii) the Common Shares underlying Investment Rights (as defined below) issuable within 60 days as of December 31,
1999).

                  (c)      Number of shares as to which FAM has:

                           (i)      sole power to vote or to direct the vote:
                                    21,085,501
                           (ii)     shared power to vote or to direct the vote:
                                    0
                           (iii) sole power to dispose or to direct the disposition of:
                                    21,085,501
                           (iv) shared power to dispose or to direct the disposition of:
                                    0

          THE COMMON SHARES REPORTED TO BE BENEFICIALLY OWNED INCLUDES THE 9,527,939 OUTSTANDING SHARES HELD IN ACCOUNTS (AS DEFINED BELOW) FOR FLETCHER INTERNATIONAL LIMITED AS OF DECEMBER 31, 1999, AS WELL AS SHARES WHICH WERE NOT THEN OUTSTANDING AS DESCRIBED IN THE NEXT SENTENCE. The Common Shares reported to be beneficially owned also includes 11,557,562 Common Shares issuable upon the exercise by Fletcher of certain investment rights (the "Investment Rights") pursuant to a Share Rights Agreement, dated December 31, 1998, as amended on November 24, 1999, by and between the Company and Fletcher International Limited. The Investment Rights are exercisable within 60 days of December 31, 1999. The holdings reported reflect the Common Shares issuable within 60 days of December 31, 1999 that would have been held had the Investment Rights been exercised on December 31, 1999. Under the Share Rights Agreement, Fletcher agreed, inter alia, subject to certain qualifications, to vote Common Shares acquired thereunder (i) for nominees to the Management and Supervisory Boards of Directors of Baan in accordance with the recommendation of the Board of Directors, and (ii) with management on all other matters to be voted on by holders of Common Shares in not less than the same proportion as the votes cast by the other holders of Common Shares with respect to such matters.

          The Common Shares of the Company reported include outstanding shares and shares underlying Investment Rights held in one or more accounts managed by FAM (the "Accounts"), for Fletcher International Limited. FAM has sole power to vote and sole power to dispose of all Common Shares in the Accounts. By virtue of Mr. Fletcher's position as Chairman and Chief Executive Officer of FAM, Mr. Fletcher may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, such shares, and, therefore, Mr. Fletcher may be deemed to be the beneficial owner of such Common Shares.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON.

          This Schedule 13G is filed by FAM, which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the Common Shares held at December 31, 1999 in the Accounts managed by FAM. By reason of the provisions of Rule l3d-3 under the Act, FAM and Mr. Fletcher may each be deemed to own beneficially the Common Shares owned by the Accounts. The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares purchased for its account.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  This Schedule 13G is filed by FAM and Mr. Fletcher.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP.
                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.
                  Not applicable.

ITEM 10.          CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))

          By signing below Fletcher Asset Management, Inc. and Alphonse Fletcher, Jr. certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct

                                        February 14, 2000

                                        Fletcher Asset Management, Inc.



                                        /s/ Peter Zayfert
                                        ----------------------------------------
                                        Name:    Peter Zayfert
                                        Title:   Executive Vice President



                                        Alphonse Fletcher, Jr., in his
                                        individual capacity



                                        /s/ Alphonse Fletcher, Jr.
                                        ---------------------------
                                        Alphonse Fletcher, Jr.